787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 25, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,395

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,395 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Currency Hedged MSCI Italy ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on May 21, 2015 and a subsequent telephone conversation on May 28, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please consider including a “Foreign Securities Risk” as a principal risk for the Fund.

Response: The disclosure in the prospectus incorporates this suggestion because “Non-U.S. Securities Risk” is listed as a principal risk of the Fund. The Trust believes that “Foreign Securities Risk” is synonymous with “Non-U.S Securities Risk.”

Comment 2: To the extent the Underlying Index is concentrated in a particular industry, the discussion in the Fund’s summary prospectus should disclose the industry and note the percentage of concentration.

Response: The Trust confirms that it will include disclosure regarding concentration of the Underlying Index in the Fund’s summary prospectus to the extent that the Underlying Index becomes concentrated. Although the Trust does not note the percentage of concentration in the prospectus as it will change from time to time; it makes this information available to shareholders on the iShares website.

Comment 3: Please clarify whether the composition of the Underlying Index would meet the diversification standards under the Investment Company Act of 1940, as amended (the “1940 Act”), and explain why the Fund is described as being non-diversified.

Response: The Trust’s practice is to classify all new iShares Funds as non-diversified at the time of launch. The issuer monitors each iShares fund post-launch to determine whether it is appropriate to reclassify the fund as diversified.

Comment 4: Please consider adding an “Authorized Participant Concentration Risk”, with a first sentence that defines “authorized participant” and a second sentence that reads as follows:

“A Fund has a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders and no other Authorized Participant is able to step forward to create or redeem, in either of these cases, the shares may trade in a similar way as closed-end fund shares at a discount to NAV and possibly face de-listing.”

Going forward, the new risk disclosures should be added to the disclosure for all iShares ETFs that include foreign securities.

Response: In response to the Staff’s comment, the prospectus has been revised to include “Authorized Participant Concentration Risk” in the Principal Risk section. The Trust confirms that it intends to add such risk factor to its ETFs that include foreign securities on a going-forward basis.

Comment 5: Please consider creating a new risk factor or adding the following disclosure into the existing “Market Risk” disclosure:

“Because the underlying securities held by the Funds trade on foreign exchanges that are closed when the securities exchange on which the Fund shares trade is open, there are likely to be deviations between the current price of an underlying security and the last quoted price for the underlying security (i.e., the Trust’s quote from the closed foreign market), resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.”

Going forward, the new risk disclosures should be added to the disclosure for all iShares ETFs that include foreign securities.

Response: In response to the Staff’s comment, the prospectus has been revised to include the suggested disclosure in “Market Trading Risk” in the Principal Risk section of the statutory prospectus. The Trust confirms that it intends to add such risk factor to its ETFs that include foreign securities on a going-forward basis.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Deepa Damre

Aaron Wasserman

Katherine Drury

Michael Gung

Seong Kim

Benjamin Haskin